Exhibit 99.1

Wix Announces Appointment of Allon Bloch to its Board of Directors

NEW YORK, July 27, 2016 -- Wix.com Ltd. (Nasdaq: WIX), a leading global software platform for small businesses operating online, announced today the appointment of Allon Bloch to its board of directors.  Bloch returns to Wix having served as a director from January 2008 through August 2013 and as President and Co-CEO from 2008 through September 2010.

“We are thrilled to welcome Allon back to our board of directors,” said Avishai Abrahami, Co-founder and CEO of Wix.   “Allon is a seasoned executive who was successfully led several technology companies through critical phases of product and market development. As we continue to grow our business, we are fortunate to add someone with Allon’s experience to our board.”

Bloch has held executive and advisory roles at high-growth technology companies for over 15 years.  Most recently, he served as Chief Executive Officer of Vroom, Inc., a leading online US car retailer, from July 2014 through June 2016.  Previously, he was Chief Executive Officer of mySupermarket, a private online grocery shopping company, from October 2010 through June 2014.  Since July 2012, Bloch has also served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a venture capital firm based in Israel.  Prior to that, he was a consultant in McKinsey & Company’s London office.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

Bloch will replace Adam Fisher, partner at Bessemer Venture Partners, who resigned from Wix’s board. Adam devotedly served on Wix’s board of directors for nearly nine years and played a significant role in leading the company from its earliest, pre-revenue stages to becoming a leading global software platform for small businesses operating online. The Wix management team is forever grateful to Adam for his invaluable contributions and wishes him great success in the future.

About Wix.com Ltd.
Wix.com is a leading cloud-based web development platform with over 88 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. Wix ADI, the Wix Editor and a highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, San Francisco, New York, Miami, Berlin, Vilnius and Dnepropetrovsk.